UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AZURE POWER GLOBAL LIMITED

(Name of Issuer)

Equity Shares, $0.000625

(Title of Class of Securities)

V0393H103

(CUSIP Number)

Josh Bezonsky
900 - 100 Adelaide St W
Toronto, ON M5H 0E2
Canada
+1 416-814-6546
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS OMERS Infrastructure Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS OMERS Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS OMERS Singapore Governance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS Hamilton Infrastructure Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS RE International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103

1	NAME OF REPORTING PERSONS OMERS Administration Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,333,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,333,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,333,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the equity shares at $0.000625 par value per share (the "Equity Shares") issued by Azure Power Global Limited, a company organized under the laws of the Republic of Mauritius (the "Issuer").  The principal executive offices of the Issuer are located at 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi 110017, India.  The Equity Shares are listed on the New York Stock Exchange under the ticker symbol "AZRE."

Item 2. Identity and Background.

 This Schedule 13D is filed jointly by the following persons (collectively, the "Reporting Persons"):

(i) OMERS Infrastructure Asia Holdings Pte. Ltd. ("OMERS Infrastructure Asia"), a private limited company formed under the laws of Singapore with its principal business address at 1 Marina Boulevard #28-00 One Marina Boulevard Singapore 018989.

(ii) OMERS Asia Holdings Pte. Ltd. ("OMERS Asia Holdings"), a private limited company formed under the laws of Singapore with its principal business address at 1 Marina Boulevard #28-00 One Marina Boulevard Singapore 018989.

(iii) OMERS Singapore Governance Inc. ("OMERS Singapore"), a corporation organized under the laws of the province of Ontario, Canada with its principal business address at 900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada.

(iv) Hamilton Infrastructure Holdings Inc. ("Hamilton Infrastructure"), a corporation organized under the laws of Canada with its principal business address at 900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada.

(v) RE International Corporation ("RE International"), a corporation organized under the laws of the province of Ontario, Canada with its principal business address at 900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada.

(vi) OMERS Administration Corporation ("OMERS Administration"), a corporation organized under the laws of the province of Ontario, Canada with its principal business address at 900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada.

OMERS Infrastructure Asia is a wholly-owned, direct subsidiary of OMERS Asia Holdings.  Hamilton Infrastructure holds economic interests and voting power in OMERS Singapore, and RE International Corporation holds voting power in OMERS Singapore.  OMERS Singapore holds voting power in OMERS Asia Holdings.  OMERS Administration holds all of the economic interests in each of Hamilton Infrastructure, RE International and OMERS Asia Holdings.

The principal business of OMERS Infrastructure Asia, OMERS Asia Holdings OMERS Singapore, Hamilton Infrastructure and RE International is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident hereto.  The principal business of OMERS Administration is to serve as a Canadian public pension plan administrator.

In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into and executed a written joint filing agreement with respect to the filing of this Schedule 13D, dated August 5, 2021 (the "Joint Filing Agreement").  Descriptions of the Joint Filing Agreement, as set forth in this Item 2 and elsewhere in this Schedule 13D, are qualified in their entirety by the terms of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

Set forth on Annex A to this Schedule 13D and incorporated herein by reference is a list of the directors, executive officers and controlling persons of the Reporting Persons (collectively, the "Covered Persons") that contains the following information with respect to each such person: (a) name, (b) business address, (c) citizenship and (d) present principal occupation.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the Covered Persons of such Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

On August 5, 2021, OMERS Infrastructure Asia purchased 9,333,178 Equity Shares (the "Transaction") for a per share price of $23.50 and an aggregate purchase price of $219,329,683.00 pursuant to the Stock Purchase Agreement, dated as of July 29, 2021 (the "Stock Purchase Agreement"), by and among OMERS Infrastructure Asia, International Finance Corporation ("IFC"), IFC GIF Investment Company I ("GIF") and IFC Global Infrastructure Fund, LP.  The purchase price was funded using the working capital of OMERS Administration, which was contributed to OMERS Infrastructure Asia.

References to, and description of, the Stock Purchase Agreement set forth in this Item 3 are qualified in their entirety by the terms of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction.

The information set forth, or incorporated by reference in, Item 3 in this statement on Schedule 13D is hereby incorporated by reference.

The Reporting Persons acquired beneficial ownership of the Equity Shares for the purpose of making an investment in the Issuer in the belief that the Equity Shares represented an attractive investment opportunity.

In connection with the Transaction, (a) the board of directors of the Issuer (the "Issuer Board") executed a board resolution (the "Issuer Board Resolution") on July 20, 2021, approving, among other things, (i) the appointment of one (1) person nominated by OMERS Infrastructure Asia, as a non-voting observer (the "Issuer Board Observer"), effective as of the closing of the Transaction, to attend meetings of the Issuer Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the Issuer Board, provided that the Issuer Board Observer be removed from the Issuer Board immediately after the appointment of such member of the Issuer Board, and (b) the board of directors of Azure India Private Limited (the "AZI Board") executed a board resolution (the "AZI Board Resolution") on July 20, 2021, approving, among other things, (i) the appointment of one (1) person, nominated by OMERS Infrastructure Asia, as a non-voting observer (the "AZI Board Observer"), effective as of the closing of the Transaction, to attend meetings of the AZI Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the AZI Board, provided that the AZI Board Observer be removed from the AZI Board immediately after the appointment of such member of the AZI Board.

On August 5, 2021, the Issuer Board and the AZI Board each appointed Prateek Maheshwari as the non-voting observer in accordance with the respective resolutions.  In connection with such appointment, OMERS Infrastructure Asia and the Issuer Board Observer entered into a letter agreement with the Issuer (the "Issuer Letter Agreement") on August 5, 2021, pursuant to which OMERS Infrastructure Asia, its Representatives (as defined in Issuer Letter Agreement) and the Issuer Board Observer, subject to certain customary exceptions, agree to keep Issuer's non-public information obtained by the Issuer Board Observer confidential.  In addition, OMERS Infrastructure Asia and the AZI Board Observer entered into a letter agreement with AZI (the "AZI Letter Agreement") on August 5, 2021, pursuant to which OMERS Infrastructure Asia, its Representatives (as defined in AZI Letter Agreement) and the AZI Board Observer, subject to certain customary exceptions, agree to keep AZI's non-public information obtained by the AZI Board Observer confidential.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate.  In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter acquire; or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

In the ordinary course of the Reporting Persons' business, the Reporting Persons may also engage in, and intend to continue to engage in, communications with management of the Issuer and members of the Board concerning opportunities for the Issuer to enhance shareholder value.  In addition, the Reporting Persons may communicate with the Issuer's shareholders and third parties about a broad range of operational and strategic matters, including, among other things, potential changes concerning the business, operations, assets and future plans of the Issuer.

Except as described in this Schedule 13D (including as described above in this Item 4), the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

References to, and description of, the Issuer Board Resolution, AZI Board Resolution, Issuer Letter Agreement and AZI Letter Agreement set forth in this Item 4 are qualified in their entirety by the terms of the Issuer Board Resolution, AZI Board Resolution, Issuer Letter Agreement and AZI Letter Agreement, respectively, copies of which are attached hereto as Exhibits 3, 4, 5 and 6, respectively, and in incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

The responses to this Item 5 and the information on the cover page are based on there being 48,195,962 Equity Shares outstanding as of March 31, 2021 as reported on the Issuer's Form 20-F filed with the SEC on July 28, 2021.

(a) OMERS Infrastructure Asia beneficially owns 9,333,178 Equity Shares, which represents approximately 19.4% of the outstanding Equity Shares.  Each of OMERS Infrastructure Asia, OMERS Asia Holdings OMERS Singapore, Hamilton Infrastructure, RE International and OMERS Administration, may be deemed to beneficially own 9,333,178 Equity Shares, which represents approximately 19.4% of the outstanding Equity Shares.

(b) The aggregate number and percentage of Equity Shares beneficially owned by each Reporting Person and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Person has effected any transactions in the Equity Shares during the past 60 days.

(d) No person (other than the Reporting Persons) is known to the Reporting Persons, to the Reporting Persons' knowledge, or the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Equity Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference in, Item 3 through Item 5 in this statement on Schedule 13D is hereby incorporated by reference.

Pursuant to the to the Registration Rights Agreement, dated as of July 14, 2016 (the "Registration Rights Agreement"), by and among the Issuer, IFC, GIF and certain other shareholders thereto, the Issuer granted certain registration rights to IFC and GIF and other shareholders.  Subject to the terms of the Registration Rights Agreement, at any time or from time to time, and subject certain limitations, IFC, GIF or one or more of the shareholders may request that the Issuer effect a registration of the Equity Securities under the Securities Act.  Under the terms of the Stock Purchase Agreement, IFC and GIF transferred such registration rights to OMERS Infrastructure Asia effective as of the closing of the Transaction.

Pursuant to the Issuer Board Resolution, the Issuer Board approved, among other things, (i) the appointment of the Issuer Board Observer, effective as of the closing of the Transaction, to attend meetings of the Issuer Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the Issuer Board, provided that the Issuer Board Observer be removed from the Issuer Board immediately after the appointment of such member of the Issuer Board.

Pursuant to the AZI Board Resolution, the AZI Board approved, among other things, (i) the appointment of the AZI Board Observer, effective as of the closing of the Transaction, to attend meetings of the AZI Board and any committee thereof, and (ii) the appointment of one (1) person within the six (6)-month period after the closing of the Transaction, nominated by OMERS Infrastructure Asia, as a member of the AZI Board, provided that the AZI Board Observer be removed from the AZI Board immediately after the appointment of such member of the AZI Board

Pursuant to the Issuer Letter Agreement, OMERS Infrastructure Asia, its Representatives (as defined in Issuer Letter Agreement) and the Issuer Board Observer, subject to certain customary exceptions, agree to keep Issuer's non-public information obtained by the Issuer Board Observer confidential.

Pursuant to the AZI Letter Agreement, OMERS Infrastructure Asia, its Representatives (as defined in AZI Letter Agreement) and the AZI Board Observer, subject to certain customary exceptions, agree to keep AZI's non-public information obtained by the AZI Board Observer confidential.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of August 5, 2021, by and among the Reporting Persons.
2*	Stock Purchase Agreement, dated as of July 29, 2021, by and among OMERS Infrastructure Asia, IFC, GIF and IFC Global Infrastructure Fund, LP.
3	Issuer Board Resolution, dated as of July 20, 2021.
4	AZI Board Resolution, dated as of July 20, 2021.
5	Issuer Letter Agreement, dated as of August 5, 2021, by and among OMERS Infrastructure Asia, the Issuer Board Observer and the Issuer.
6	AZI Letter Agreement, dated as of August 5, 2021, by and among OMERS Infrastructure Asia, the AZI Board Observer and the Issuer.
7	Power of Attorney for OMERS Infrastructure Asia Holdings Pte. Ltd.
8	Power of Attorney for OMERS Singapore Governance Inc.
9	Power of Attorney for Hamilton Infrastructure Holdings Inc.
10	Power of Attorney for RE International Corporation
11	Power of Attorney for OMERS Administration Corporation

* Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

OMERS INFRASTRUCTURE ASIA HOLDINGS PTE. LTD.

By:	/s/ Prateek Maheshwari
Name: Prateek Maheshwari
Title: Authorised Signatory

By:	/s/ Julian Gratiaen
Name: Julian Gratiaen
Title: Authorised Signatory

OMERS ASIA HOLDINGS PTE. LTD.

By:	/s/ Prateek Maheshwari
Name: Prateek Maheshwari
Title: Authorised Signatory

By:	/s/ Julian Gratiaen
Name: Julian Gratiaen
Title: Authorised Signatory

OMERS SINGAPORE GOVERNANCE INC.

By:	/s/ Jennifer Guerard
Name: Jennifer Guerard
Title: Senior Vice President

By:	/s/ Graham McLeod
Name: Graham McLeod
Title: Vice President & Secretary

[Signature Page to Schedule 13D]

HAMILTON INFRASTRUCTURE HOLDINGS INC.

By:	/s/ Jennifer Guerard
Name: Jennifer Guerard
Title: President & Assistant Secretary

By:	/s/ Graham McLeod
Name: Graham McLeod
Title: Vice President

RE INTERNATIONAL CORPORATION

By:	/s/ Elizabeth M. Murphy
Name: Elizabeth M. Murphy
Title: Senior Vice President

By:	/s/ Nancy Prenevost
Name: Nancy Prenevost
Title: Vice President

OMERS ADMINISTRATION CORPORATION

By:	/s/ Brodie Swartz
Name: Brodie Swartz
Title: Senior Vice President, Legal & Corporate Secretary

By:	/s/ Josh Bezonsky
Name: Josh Bezonsky
Title: Director, Legal and Compliance

[Signature Page to Schedule 13D]

Annex A

Directors and Executive Officers

OMERS Infrastructure Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia
Ng Lip Chih	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Infrastructure Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia
Pei Chui (Wendy) Kao	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Singapore Governance Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Annex A

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada

Hamilton Infrastructure Holdings Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Steven J. Zucchet	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada
Reena Carter	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice-President	Canada

Annex A

RE International Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Andrea L. Fellows-Paparizos	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Elizabeth M. Murphy	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Julie M. Robbins	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chair	Canada
Alysha C. Valenti	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice President	Canada
Allison J. Wolfe	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada

OMERS Administration Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
George L. Cooke	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation (Chair)	Canada
Robert Montgomery Baker	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
David M. Beatty	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada

Annex A

Name	Principal Business Address	Principal Occupation	Citizenship
Darcie L. Beggs	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William (Bill) Butt	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Paul Elliott	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William Michael Fenn	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Dvora Fischer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Laurie Hutchinson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Clifford John Inskip	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Charlene Mueller	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Rajiv Silgardo	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Penelope Frances Somerville	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
David Tsubouchi	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Yung Wu	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada

Annex A

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President and Chief Executive Officer	Canada
Monique Allen	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President of Data and Technology	Canada
Robert M. Aziz	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Operating Officer	Canada
Ralph Berg	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Capital Markets	United States
Celine Chiovitti	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Senior Vice President of Pension and Corporate Services	Canada
Anca Drexler	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice-President and Head of Total Portfolio Management	Canada
Michael Graham	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of OMERS Private Equity	Canada
Rodney Hill	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Risk Officer	Canada
Michael Kelly	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Legal & Corporate Affairs Officer	Canada
Chris Morley	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Vice President, Government Relations	Canada
Nancy Nazer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Human Resources Officer	Canada

Annex A

Name	Principal Business Address	Principal Occupation	Citizenship
Shelagh Paul	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Senior Vice President, Global Communications	Canada
Satish Rai	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Investment Officer	Canada
Jonathan Simmons	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Financial and Strategy Officer	Canada
Michael J. Turner	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President, Oxford Properties and Global Head of Real Estate	Canada
Annesley Wallace	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Infrastructure	Canada

Annex A